FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Carpenter, Edmund M.	2. Issuer Name and Ticker or Trading Symbol Barnes Group Inc. "B"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) Barnes Group Inc. P.O. Box 489, 123 Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 13, 2003
(Street) Bristol, CT 06011-0489		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Par Value $0.01 Per Share	02/12/03		A(1)		45,000	A	$18.90		D
Common Stock, Par Value $0.01 Per Share	02/12/03		A(2)		45,000	A	$18.90	228,535	D
Common Stock, Par Value $0.01 Per Share								4,933.6966	I	By Employee Stock Purchase Plan
Common Stock, Par Value $0.01 Per Share								3,817.426(3)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Dividend Equivalents (Right to Receive)	1 for 1	02/12/03(4)				661.82		(4)	(4)	Common Stock	661.82		12,517.2678	D
Stock Option (Right to Buy)	$19.12	02/13/03		A		100,000		(5)	02/13/13	Common Stock	100,000		100,000	D

Explanation of Responses:

(1) Reporting Person has received 45,000 shares of Performance Accelerated Restricted Stock that is subject to forfeiture if certain events occur.
(2) Reporting Person has received 45,000 shares of Performance-Based Restricted Stock that is subject to forfeiture if certain events occur.
(3) Represents the number of shares beneficially owned as of February 13, 2003.
(4) Based on quarterly dividend payment dates during 2002 which were credited on 2/12/03 in accordance with performance goals being met. The rights become exercisable for shares of common stock proportionately with the incentive stock units to which they relate. The actual receipt of the shares is based on conditions being met.
(5) The options vest at the rate of 33-1/3% on the first, third and fifth anniversaries of the grant date.

By: /s/ Signe S. Gates, Attorney-in-Fact **Signature of Reporting Person	February 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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